Exhibit (a)(5)(TTT)

Conference Call for Analysts and Investors
Agreement with Enel/Acciona on Endesa

Düsseldorf, April 3, 2007

Presentation by:

Dr. Wulf H. Bernotat

Chairman of the E.ON AG Board of Management and CEO

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E.ON AG Conference Call for Analysts and Investors, Düsseldorf, April 3, 2007 Presentation by Dr. Wulf H. Bernotat	Page 2 of 5

Good afternoon ladies and gentlemen, and thank you for joining us on this conference call.

As you are no doubt aware, last night we concluded an agreement with Enel and Acciona regarding Endesa.

I would therefore like to provide you with further information about the agreement and in particular

•   to explain the background to this agreement, and

•   to highlight the most important terms.

Background to the agreement

Let me start with the background to this agreement.

As you know, Enel and Acciona announced on Monday of last week a joint management project for Endesa, and proposed to launch a bid of at least 41 Euros per share.

Enel and Acciona had already built a combined 46 percent stake in Endesa, and SEPI, who holds another 3 percent, has declared that it will not tender. Thus, we realized that it had become practically impossible for E.ON to gain a majority in Endesa with our offer of 40 Euros per share.

We also considered that a minority stake in Endesa – even a substantial one – would have led to excessive legal and financial risks for our shareholders. Indeed, in all likelihood, taking up a minority stake would probably have landed everyone in a deadlocked situation, with ongoing litigation leading to a “never-ending” story.

With almost no possibility for anyone to create value from synergies and to develop the business further, we came to the conclusion that it was in everyone’s interest to find a compromise between all the parties involved and to resolve the business and legal confrontation surrounding Endesa.

E.ON AG Conference Call for Analysts and Investors, Düsseldorf, April 3, 2007 Presentation by Dr. Wulf H. Bernotat	Page 3 of 5

Outline of the agreement

Let me now outline the agreement that we have reached with Enel and Acciona as follows.

• First, E.ON will not accept any Endesa shares if less than 50.01% of Endesa’s capital is tendered.

• Second, E.ON will not make another offer for or buy shares in Endesa for a period of four years after the expiry of its tender offer.

• Third, Enel and Acciona will have to successfully complete their announced offer at a price of at least 41 Euros per share, and subsequently take control of Endesa.

Last but not least, E.ON will acquire at market value an attractive package of assets from Enel and Endesa.

Let me now detail this asset package.

Asset package

In Spain, E.ON will acquire Enel’s subsidiary Viesgo as well as some additional generation assets from Endesa. Altogether, E.ON will have 4,300 MW of generation capacity and 650,000 electricity distribution customers. By 2010, the CCGT projects that Viesgo currently has under development will bring its capacity to 6,400 MW by 2010, which amounts to approximatively 12 percent of the market.

Outside Spain, E.ON will acquire Endesa’s interests in Italy, France, Poland and in Turkey.

In Italy, Endesa Italia currently owns and operates a highly interesting generation portfolio of almost 5,000 MW installed capacity. We plan to grow this portfolio to 6,200 MW by 2010, including the start-up of our own Livorno Ferraris CCGT plant in 2008. This will give us approximatively 8 percent of the market, a strong number three position.

E.ON AG Conference Call for Analysts and Investors, Düsseldorf, April 3, 2007 Presentation by Dr. Wulf H. Bernotat	Page 4 of 5

In addition, we will get access to the future Livorno LNG regasification terminal, which will strengthen our already existing activities in Italy where we already have 850,000 gas customers.

In France, SNET has 2,500 MW of generation capacity, to which an 800 MW CCGT unit will be added by 2010. The strong connections between the French and the German markets will make it easy to integrate and develop this promising position.

The entry in the Spanish and in the French markets and the strong expansion of our presence in Italy will clearly bring forward our pan-European strategy, and provide us with attractive growth options in Southern Europe.

In addition, Endesa Europa also has a 330 MW combined heat and power unit in Poland and 120 MW of hydro and CCGT capacity in Turkey.

These assets fit particularly well with the strategy of our market unit Central Europe of expanding in Central Eastern Europe and in Turkey.

All in all, these assets will generate an EBIT approximatively equivalent to that of the Nordic and US Market Units combined.

We believe that the asset package is likely to have an enterprise value of more than 10 billion Euros. However, the valuation of the assets has not yet been finalized.

The agreement with Enel and Acciona provides that the assets will be transferred at market value, which will be determined by independent experts on the basis of discounted cash flows. We are therefore confident that the transaction will fulfill all our financial criteria.

E.ON AG Conference Call for Analysts and Investors, Düsseldorf, April 3, 2007 Presentation by Dr. Wulf H. Bernotat	Page 5 of 5

Conclusion

Let me conclude my remarks.

Of course, we are disappointed that our offer for Endesa did not work out as planned. We are convinced that the combination of Endesa and E.ON would have provided the best value for all stakeholders.

We pursued all options to get a majority in Endesa. However, given the change in circumstances potentially leading to a deadlocked situation for a long time, we concluded that it was not in the interest of our shareholders to accept a minority position in Endesa.

The agreement with Enel and Acciona provides a pragmatic solution allowing all parties to go forward, including Endesa.

E.ON for its part will acquire a very solid set of assets in Southern Europe at a fair price. These assets will largely complement our existing European presence, and will give us the necessary critical mass in all major markets.

They will also provide us an excellent position in the increasingly integrated pan-European energy market and fresh opportunities for profitable growth.

Finally, I would like to personally thank Mr. Pizarro, Mr. Miranda and the management of Endesa, as well as Mr. Blesa and Caja Madrid, and wish them all the best, as they have always worked with us constructively.

Thank you for your attention. I will now hand over to Marcus Schenck but I remain available to answer your questions later on.

Marcus, over to you.